Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption “Experts” in Exhibit 99.1, and to the incorporation by reference in the Registration Statements on Form S-8 nos. 333-182617 and 333-189884 of Neptune Wellness Solutions Inc. (the “Corporation”) and the use herein of our reports dated July 15, 2021 with respect to the consolidated statement of financial position as of March 31, 2021 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year ended March 31, 2021 and the effectiveness of internal control over financial reporting of the Corporation as of March 31, 2021, included in this Annual Report on Form 40-F.

/s/ Ernst & Young LLP

Montreal, Canada

July 15, 2021